BRB CAPITAL PARTNERS, INC.

(A Florida Corporation)

PROFIT AND LOSS

February 27, 2026 – March 27, 2026

Income
Total Income: $0

Expenses
Total Expenses: $0

Net Income: $0

BALANCE SHEET

As of March 27, 2026

ASSETS

Total Assets: $0

LIABILITIES

Total Liabilities: $0

SHAREHOLDERS' EQUITY

Retained Earnings: $0
Net Income: $0
Total Equity: $0

TOTAL LIABILITIES AND EQUITY: $0

STATEMENT OF CASH FLOWS

February 27, 2026 – March 27, 2026

Net Income: $0

Adjustments to reconcile Net Income to Net Cash: $0

Net Cash Provided by Operating Activities: $0

Net Cash Increase for Period: $0

Cash at End of Period: $0

NOTES TO FINANCIAL STATEMENTS

BRB Capital Partners, Inc. is a newly formed corporation.
There has been no financial activity to date.

CERTIFICATION

I, Earl Burks, certify that:

1. The financial statements of BRB Capital Partners, Inc. included in this Form are true and complete in all material respects; and
2. Since BRB Capital Partners, Inc. was formed on February 27, 2026, no tax returns have been filed to date as the Company has had no financial activity.

Earl Burks
President
BRB Capital Partners, Inc.

Date: March 27, 2026